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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GRADIENT SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4105 LEXINGTON AVE N, STE 380

(No. and Street)

ARDEN HILLS	**MN**	**55126**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT NELSON   866-991-1539   rnelson@gradientsecurities.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM, LLP

(Name – if individual, state last, first, and middle name)

NINE PARKWAY NORTH	**DEERFIELD**	**IL**	**60015**
(Address)	(City)	(State)	(Zip Code)
10/16/2003		**688**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT NELSON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRADIENT SECURITIES, LLC_____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BARBARA J KANER
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Notary Public

Signature: _____

Title: _____
PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gradient Securities, LLC

Financial Statement

and Report of Independent Registered

Public Accounting Firm

December 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Gradient Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gradient Securities, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, IL
March 30, 2023

ASSETS

Cash and Cash Equivalents and Restricted Cash	$	2,760,600
Commissions Receivable ($144,671 from related party)		592,993
Other Receivables ($107,599 from related party)		193,552
Prepaids and Other Assets		432,379
Right of Use Asset, Net of accumulated amortization of $12,029		308,028
Total Assets	$	4,287,552

LIABILITIES AND MEMBER'S EQUITY

Account Payable	$	170,612
Commissions Payable		547,907
Lease Liability		308,028
Other Liabilities		316,734
Total Liabilities		1,343,281
Member's Equity		2,944,271
Total Liabilities and Member's Equity	$	4,287,552

The accompanying notes are an integral part of this financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives.

In addition, the Company is a Registered Investment Advisory firm primarily doing business under the name Gradient Wealth Management.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company is a single-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to the members. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's member. The Company's tax years 2021, 2020 and 2019 are open for examination by federal and state taxing authorities.

The Company has evaluated its tax positions and determined that there are no uncertain tax positions at December 31, 2022.

Cash and Cash Equivalents and Restricted Cash: The Company considers short-term investments having an initial maturity of three months, when purchased, or less to be cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

The Company has a $50,000 restricted cash balance with RBC Correspondent Services ("RBC"), which is included in Cash and Cash Equivalents and Restricted Cash.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Commissions Receivable: The Company's commissions receivable represent a combination of gross dealer concessions from various insurance and investment companies and third-party money managers for advisory services along with amounts due from two related party companies as described in Note 5. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety. See Note 2: Financial Instruments: Credit Losses.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: Customer transactions are introduced to and cleared through the Company's clearing broker, RBC, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Leases: The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (8%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses on its receivables as an allowance for credit losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of a minimum net capital, $50,000 or 15% of aggregate indebtedness, whichever is greater, and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2022, the net capital ratio, net capital and excess net capital are as follows:

Aggregate indebtedness to net capital ratio	.45:1
Net capital	$2,291,022
Excess net capital	$2,222,005

NOTE 4 – RELATED PARTY TRANSACTIONS

Gradient Insurance Brokerage, Inc. ("GIB"), an entity related through common ownership, and the Company entered into an agreement to distribute a portion of the net commission override earnings of GIB to the Company for an agreed-upon percentage of all annuity insurance business conducted through GIB by affiliated registered representatives of the Company. At December 31, 2022, the Company has a receivable from GIB for $107,549, and is included in Other Receivables on the Statement of Financial Condition. In addition, the Company has a payable to GIB of $170,000 for moving expenses and it is included in Accounts Payable on the Statement of Financial Condition.

Gradient Investments LLC ("GI"), a related entity through common ownership, provides asset management services. At December 31, 2022, the Company has a receivable from GI for $144,671, and it is included in Commissions Receivable on the Statement of Financial Condition.

The Company entered into a lease agreement with A-Street, LLC, an entity related through common ownership, for a fractional use of two corporate owned aircraft that requires a monthly payment of

NOTE 4 – RELATED PARTY TRANSACTIONS – Continued

approximately $1,600, plus variable use of expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 day notice.

The Company entered into an agreement with Gradient Financial Group, LLC ("GFG"), an entity related through common ownership, to provide various administrative, marketing and support functions. This agreement has a one year term with monthly payments of $7,500 for January through June and $12,500 beginning in July and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company also entered into a technology service agreement with GFG to provide technology support. This agreement has a one year term with monthly payments of $350 per employee per month from January thru June and increasing to $450 per employee per month in July.

The Company entered into a software agreement with KonnexMe, LLC, an entity related through common ownership, whereby KonnexMe, LLC granted to the Company the nonexclusive, non-transferrable, non-sublicensable license to use CRM software and other software for the Company's internal use and for business purposes. This agreement has a one year term with monthly payments of $5,000 for January thru June and increasing to $10,000 in July and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company entered into an agreement with Case Central, LLC, an entity related through common ownership, to provide annuity and life insurance illustrations, annuity and life insurance case reports, financial planning, case design, marketing and consultation. This agreement has a one year term with automatic one year term renewals. The agreement calls for monthly payments of $4,000. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company entered into an agreement with Gradient Positioning Systems, LLC, an entity related through common ownership, to provide web services and design, print design, audio and video production and design. This agreement has a one year term and automatic one year term renewals. The agreement calls for monthly payments of $2,500. This agreement is also cancellable at any time by either party with 30 days written notice.

The Company purchases business insurance on an as needed basis through a related captive insurance company, Gradient Assurance LLC, an entity related through common ownership. At December 31, 2022, the Company has prepaid $186,126 for premiums relating to 2023, and it is included in Prepaids and Other Assets on the Statement of Financial Condition.

The Company has an agreement with GIB for the use of its office space.

It is possible that the terms of certain of the above related party transactions are not the same as those that would result from transactions among unrelated parties.

NOTE 5 – LEGAL

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. There was no outstanding litigation or arbitration at December 31, 2022.

NOTE 6 – LEASES

The Company entered into a lease with GIB on October 1, 2022 for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease has an expiration of December 2028 and contains a three-year renewal option. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments including, for the Company's lease, variable payments. The lease requires the Company to make variable payments for its proportionate share of the building's property taxes, insurance, and common area maintenance.

Other information related to leases as of December 31, 2022 was as follows:

Weighted average remaining lease term:

Operating leases	6 years

Weighted average discount rate:

Operating leases	8%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

Year ending December 31,

2023	$ 64,809
2024	64,809
2025	64,809
2026	64,809
2027 and thereafter	129,617
Total undiscounted lease payments	$ 388,853
Less Imputed Interest	(80,825)
Total Lease Liabilities	$ 308,028